UNITED STATES                   OMS APPROVAL

       SECURITIES AND EXCHANGE COMMISSION         OMB Number:
                                                  3235-0058
             Washington, D.C. 20549               Expires:  June
                                                  30, 1994
                                                  Estimated
                                                  average burden
                                                  hours per
                                                  response . . .
                                                  . 2.50

                   FORM 12B-25

                                                  SEC FILE
                                                  NUMBER
                                                      0-17206

           NOTIFICATION OF LATE FILING

(Check One): [ ]Form 10-K  [ ] Form 20-F  [x]Form CUSIP NUMBER
10-Q  [ ] Form N-SAR
                                                  561704305


          For Period Ended:     July 31, 1997
                             ---------------------

          [  ] Transition Report on Form 10-K
          [  ] Transition Report on Form 20-F
          [  ] Transition Report on Form 11-K
          [  ] Transition Report on Form 10-Q
          [  ] Transition Report on Form N-SAR
          For the Transition Period Ended:
                                            ---------------------


 Read Instruction (on back page) Before Preparing Form.  Please

                         Print or Type.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.



If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                          Management Technologies Inc.
                          ----------------------------

                            Full Name of Registrant

                           Former Name if Applicable

                         630 Third Avenue,  15th Floor
                         ------------------------------

           Address of Principal Executive Office (Street and Number)

                              New York,  NY  10017
                              --------------------

                            City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or
[x]        expense;
    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The Company acquired a new subsidiary effective July 22, 1997, and acquired certain assets of one of its subsidiaries in the United Kingdom, on or about the same date. These transactions caused delays in completing the
accounting cycles and consolidation for the group.   As a result, the Company
has not been able to complete the preparation of its quarterly report on Form 10-QSB within the statutory time period.
                                                 (Attach Extra Sheets if Needed)
PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification
               Patrick Huguenin         (212)     983-5620
               ----------------         --------------------

               (Name)              (Area Code)(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If
     answer no, identify report(s).          [x]Yes    [ ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     Yes.

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company expects to report revenues of approximately $1,142,000 and a net loss of approximately $647,000 for the fiscal quarter ended July 31, 1997. The comparative results for the corresponding period in the last fiscal year were revenues of $6,762,000 and net loss of $421,000. The difference in revenue is largely due to the fact that the Company did not consolidate the revenues of its subsidiaries in the United Kingdom, in administration since March of 1997.

                         Management Technologies, Inc.
               --------------------------------------------------

                    (Name of Registrant as Specified in Charter)


     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



     Date: September 15, 1997      By: \s\   Patrick Huguenin
          --------------------         ----------------------

                         Patrick Huguenin, Chief Financial Officer

INSTRUCTION: The form may be singed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
Intentional misstatements or omissions of fact constitute Federal
            Criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities
     Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall